FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated June 19, 2012, announcing that it’s SkyEdge II-c Aries VSAT, designed by 'TRIM Industrial Design', has won the renowned Bronze A' Design Award.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated June 19, 2012	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Wins Famed Bronze A' Design Award for its SkyEdge II-c Aries
 Ka-Band Broadband Consumer Satellite Terminal

- Innovative VSAT will allow SES Broadband Services to deliver significantly faster, easier to operate, and simpler to install Internet and VoIP services to residential and business customers across Europe -

Petah Tikva, Israel, 19 June, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that its SkyEdge II-c Aries VSAT, designed by 'TRIM Industrial Design', has won the renowned Bronze A' Design Award. The SkyEdge II-c 'Aries' VSAT is Gilat's newly developed Ka-band consumer terminal which initially will be used to support SES Broadband satellite-based Internet service, formerly known as ASTRA2Connect.

"Boasting a unique and elegant design, Aries represents a new generation of satellite network terminals for consumer services. It is designed to provide the satellite broadband consumer market with a state-of-the-art solution, addressing the consumers' functional and form factor requirements," said Hagay Katz, AVP and Head of VSATs Line of Business at Gilat.

"As part of the SES Broadband high speed internet access service, Gilat’s new consumer terminal will reinforce our service proposition to private households and small businesses across Europe. This product will deliver considerably faster speeds with easy to install features. With the launch of our Ka-band services and the future proof design of the Aries modem we believe we are opening a new era in the satellite broadband arena" said Peter Schüler, Vice President of Products and Marketing at SES Broadband Services.

Featuring download speeds of 20 Mbps, the high performance terminal utilizes unique multi-layer compression techniques and HTTP acceleration, offering consumers DSL-like web-browsing experience. The Aries was designed for consumer friendly installation, introducing quick and intuitive self-installation features and automatic service activation.

Aries is part of Gilat's consumer solution, offering ISPs an automated and easy to use service delivery system for simple creation, provisioning and management of end-to-end services. The solution's advanced network management system combined with Fair Use Policy (FUP) enforcement, enables ISPs to better manage usage, increase revenue potential, and safeguard the quality of service for customers.

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About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions.

For more information, please visit us at www.gilat.com.

About SES Broadband Services
SES Broadband Services, a 100% owned affiliate of the satellite operator SES, provides high-speed broadband service solutions via satellite. SES Broadband (formerly known as ASTRA2Connect) was introduced in 2007 and by now represents Europe’s largest satellite broadband network. Marketed via distribution partners in Europe, the Middle East and Africa, the service offers a unique opportunity to individuals, businesses and communities to access the internet independent from any terrestrial infrastructure. SES Broadband is technically available across the entire fleet of SES and able to support Triple Play services combining broadband access with Voice over IP (VoIP) telephony and TV reception. For further information on residential services please visit www.ses-broadband.com or www.ses.com/broadband-services for business applications.

About the A' Design Award
The A' Design Award is a prestigious award given to top 10% percentile designs that has attained an exemplary level of quality in design. For more information, please visit www.adesignaward.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contacts: David Leichner Gilat Satellite Networks +1 516 478 9697 davidle@gilat.com	Kirstin Steffen SES +352 710 725 329 kirstin.steffen@ses.com